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GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 30, 2017

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Ms. Katherine Wray

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             Jianpu Technology Inc.
Registration Statement on Form F-1 (File No. 221056)

Dear Ms. Wray, Mr. Kim, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Jianpu Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company” or “Jianpu”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the Staff’s request, communicated to the Company’s U.S. counsel on the phone on October 26, 2017.

The Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be established until shortly before the filing of an amendment to the Registration Statement containing the preliminary prospectus for the offering on November 3, 2017.

However, in response to the Staff’s request for an estimated price range for the offering, the Company has estimated a preliminary indicative price range with reference to the preliminary indicative valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions.  The estimated preliminary indicative price range is subject to change, which may result from variations in market conditions and other developments.  Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range to be included on the front cover of the preliminary prospectus will correspond to, or that the final offering price will fall within, this estimated preliminary indicative range. The Company currently estimates the preliminary indicative price range for this offering to be between US$4.50 and US$6.50 per ordinary share, with a mid-point of US$5.50 per ordinary share.

The Company respectfully advises the Staff that it has used fair value of ordinary shares of its parent company RONG360 Inc. (“RONG360”) in determining share based compensation expenses, and allocated these expenses between the platform business and the technology-based lending business run by RONG360. Prior to the corporate restructuring, the Company’s share-based compensation expenses relate to the options or restricted shares granted to RONG360’s employees by RONG360. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the ordinary shares of RONG360 is set forth on pages 80 to 82 of the Registration Statement on Form F-1 filed on October 20, 2017. For future grants under Jianpu’s 2017 Share Incentive Plan after the completion of the offering, share based compensation expenses will be calculated solely based on fair value of ordinary shares of the Company.

The determined fair value of ordinary shares of RONG360 increased from US$3.53 per share as of July 1, 2017 to US$6.21 per share as of October 1, 2017.  This increase was primarily attributable to a substantial increase of the total revenues of the Company, which is part of RONG360, from RMB256 million in the second quarter of 2017 to approximately RMB468 million in the third quarter of 2017, and the closer proximity to the completion of this offering, which resulted in an increase in the probability of this offering from 75% as of July 1, 2017 to 85% as of October 1, 2017, and a decrease in the discount for lack of marketability (DLOM) of the Company from 7% as of July 1, 2017 to 5% as of October 1, 2017.  The Company plans to include the above disclosure in the next filing of the Registration Statement.

As explained above, the estimated mid-point of the preliminary indicative price range for this offering is US$5.50, considering the current market conditions. It is lower than the determined fair value of ordinary shares of RONG360 of US$6.21 per share as of October 1, 2017, because RONG360 has other business in addition to the Company’s business.

*  *  *  * *

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2992 or via email at sandy.r.xu@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Daqing (David) Ye, Chief Executive Officer, Jianpu Technology Inc.

Yilü (Oscar) Chen, Chief Financial Officer, Jianpu Technology Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sandy Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP